UNITED STATES DISTRICT COURT
                          DISTRICT OF CONNECTICUT


- - - - - - - - - - - - - - - - - - - -x
                                       :
ECHLIN INC.,                                 Civil Action No.:
                                       :
                   Plaintiff,                98-CV-0635 (GLG)
                                       :
      - against -
                                       :

SPX CORPORATION,                       :


                   Defendant.          :

- - - - - - - - - - - - - - - - - - - -x

                     MOTION FOR PRELIMINARY INJUNCTION
                     ---------------------------------

       HEARING REQUIRED

       Plaintiff Echlin Inc. ("Echlin"), by its undersigned attorneys, and, as prayed for in its Complaint filed in the above-captioned case, which Complaint is incorporated herein by reference, hereby moves this Court for a preliminary injunction pursuant to Federal Rule of Civil Procedure 65(a), Section 14(a) of the Securities Exchange Act of 1934, 15 U.S.C. Section 78(n)(a), and Rule 14a-9 promulgated thereunder by the Securities Exchange Commission, 17 C.F.R.
Section 240.14a-9, until further ordered by the Court or dissolved by the terms described herein, as follows:

       (a) preliminarily enjoining defendant SPX Corporation ("SPX") and all entities or persons in active concert or participation with SPX, including its officers, employees, attorneys and agents, from continuing SPX's illegal proxy solicitation for demands for a special meeting of Echlin shareholders and from taking any further action based on such illegal solicitation, unless and until SPX has issued and circulated to Echlin shareholders statements correcting its false and misleading statements.

       (b) directing that no security be posted.

       The reasons for this motion for a preliminary Injunction, as more fully set forth in the Memorandum of Law in Support of Echlin's Motion for a Preliminary Injunction filed contemporaneously herewith, are that (1) Echlin has demonstrated a reasonable probability of prevailing on the merits of this case; (2) Echlin is suffering, and will continue to suffer, irreparable harm before the trial of this action can be held; and (3) no undue hardship to SPX will result if the relief is granted.

       In addition to its Complaint and its Memorandum of Law, Echlin relies on the Declaration of Jon P. Leckerling, dated April 13, 1998, with exhibits, the Declaration of Joseph J. Morrow, dated April 13, 1998, with exhibits, the evidence to be adduced at a hearing on this motion and all prior proceedings had herein.

Dated:  New Haven, Connecticut
        April 14, 1998
                                        TYLER COOPER & ALCORN, LLP



                                        /s/ Ronald J. Cohen
                                        -----------------------------------
                                        Ronald J. Cohen
                                        Federal Bar No. CT 04158
                                        David W. Schneider
                                        Federal Bar No. CT 04159
                                        205 Church Street
                                        New Haven, Connecticut 06510
                                        (203) 784-8200

                                        DAVIS POLK & WARDWELL
                                        Dennis E. Glazer
                                        Federal Bar No. CT 02919
                                        450 Lexington Avenue
                                        New York, New York 10017
                                        (212) 450-4000

                                        Attorneys for Plaintiff Echlin Inc.


                             TABLE OF CONTENTS
                             -----------------
                                                                        Page
                                                                        ----

STATEMENT OF THE CASE................................................     1

BACKGROUND...........................................................     4

      A. The Relevant Provisions of the Connecticut
         Business Corporation Act....................................     4

      B. The Depository Trust Company System and
         the Distinction Between Record Holders and
         Beneficial Owners of a Corporation's Stock..................     6

      C. SPX's Failure to Deliver Sufficient Demands
         to Call a Special Meeting of Echlin
         Shareholders................................................    10

      D. SPX's Unsuccessful Attempts to Cure Its
         Mistakes and Its Additional Misleading
         Statements..................................................    16


ARGUMENT -- ECHLIN'S MOTION FOR A PRELIMINARY
            INJUNCTION SHOULD BE GRANTED.............................    18

      A. Likelihood of Success on the Merits.........................    19

         1. The SPX Statements Are False
            and Misleading...........................................    20

         2. The SPX Statements Are Material..........................    25

      B. Echlin Will Suffer Irreparable Harm
         Absent an Injunction........................................    27


CONCLUSION...........................................................    29



                             Table of Authorities
                             --------------------
                                                                        Page
                                                                        ----
                                   Cases
                                   -----

American Hardware Corp. v. Savage Arms Corp.,
   136 A.2d 690 (1994)...............................................     9

Blasius Indus., Inc. v. Atlas Corp.,
   564 A.2d 651 (Del. Ch. 1988)....................................      22

Camelot Indus. Corp. v. Vista Resources, Inc.,
   535 F. Supp. 1174 (S.D.N.Y. 1982)...............................  18, 28

Capital Real Estate Investors Tax Exempt Fund Ltd.
   Partnership v. Schwartzberg, 917 F. Supp. 1050 (S.D.N.Y. 1996)..   4, 28

Concord Fin. Group Inc. v. Tri-State Motor Transit Co.,
   567 A.2d 1 (Del. Ch. 1989)......................................   22-23

Gould v. American Hawaiian S.S. Co.,
   331 F. Supp. 981 (D. Del. 1971)................................ 3, 25-26

ICN Pharmaceuticals, Inc. v. Khan,
   2 F.3d 484 (2d Cir. 1993).........................................    18

J.I. Case Co. v. Borak,
   377 U.S. 426 (1980)...............................................    28

Kennecott Copper Corp. v. Curtiss-Wright Corp.,
   449 F. Supp. 951 (S.D.N.Y.), aff'd in part and rev'd in part
   on other grounds, 584 F.2d 1184 (2d Cir. 1978).................    25-26

Krauth v. Executive Telecard, Ltd.,
   890 F. Supp. 269 (S.D.N.Y. 1995)........................... 4, 18, 27-28

Kresel v. Goldberg,
   111 Conn. 475, 150 A. 693 (1930).................................  5, 22

MAI Basic Four, Inc. v. Prime Computer, Inc.,
   871 F.2d 212 (1st Cir. 1989)....................................   18-19

Mainiero v. Microbyx Corp.,
   699 A.2d 320 (Del. Ch. 1997)................................... 5, 22-23

Mills v. Electric Auto-Lite Co.,
   396 U.S. 375 (1970)...............................................    18

Preston v. Allison,
   650 A.2d 646 (Del. 1994)......................................  9, 22-23

Studebaker Corp. v. Gittlin,
   360 F.2d 692 (2d Cir. 1966).....................................  18, 27

TSC Indus., Inc. v. Northway, Inc.,
   426 U.S. 438 (1976).............................................      25

Virginia Bankshares, Inc. v. Sandberg,
   501 U.S. 1083  (1991)......................................... 19-20, 25

Von Seldeneck v. Great Country Bank,
   No. CV89029886S, 1990 WL 283729 (Conn. Super. Oct. 5, 1990). 5, 9, 21-22

Williams v. Sterling Oil of Oklahoma, Inc.,
   273 A.2d 264 (Del. 1971)........................................   22-23

                      Statutes, Rules and Regulations
                      -------------------------------

15 U.S.C. Section 78n(a)...........................................  passim

17 C.F.R. Section 240.14a-9......................................... passim

C.G.S.A. Section 33-602(25)........................................   5, 11

C.G.S.A. Section 33-696....................................... 4, 11, 12 20

C.G.S.A. Section 33-697(a)...........................................  2, 6

C.G.S.A. Section 33-699(a).........................................    2, 6

C.G.S.A. Section 33-706(d)...........................................    26

C.G.S.A. Section 33-707..............................................     7

C.G.S.A. Section 33-708.........................................   5, 7, 20

Fed. R. Civ. P. 65(a)................................................    18


                 PLAINTIFF'S MEMORANDUM OF LAW IN SUPPORT
                 OF ITS MOTION FOR PRELIMINARY INJUNCTION
                 ----------------------------------------

       Plaintiff Echlin Inc. ("Echlin"), by its undersigned attorneys, respectfully submits this memorandum of law in support of its motion for a preliminary injunction, pursuant to Federal Rule of Civil Procedure 65,
Section 14(a) of the Securities Exchange Act of 1934, 15 U.S.C. Section 78n(a), and Rule 14a-9 promulgated thereunder by the Securities and Exchange Commission (the "SEC"), 17 C.F.R. Section 240.14a-9, enjoining defendant SPX Corporation ("SPX"), and its officers, agents, servants, employees and attorneys, from continuing to solicit demands from Echlin shareholders and from taking any further action relating to SPX's attempt to call a special meeting of Echlin shareholders, unless and until the false and misleading statements by SPX described in the complaint have been cured.

                           STATEMENT OF THE CASE
                           ---------------------

       This action arises in the context of an attempted unsolicited acquisition of Echlin by SPX. In furtherance of its scheme to obtain control of Echlin, SPX seeks to call a special meeting of Echlin shareholders for the stated purpose of replacing Echlin's incumbent board of directors with five SPX designees, three of whom are officers of SPX. SPX has stated that if its designees are elected, they will be charged with approving the acquisition of Echlin by SPX.

       SPX has actively solicited demands from Echlin shareholders in its effort to require Echlin's board of directors to call a special meeting so that SPX can advance its takeover plans. In connection with its demand solicitation efforts, SPX has made materially false and misleading statements regarding the results of its efforts to have other Echlin shareholders join SPX in demanding that a special meeting be called. Under Connecticut law, a corporation that receives demands from record holders of at least 35% of its voting stock must call a special meeting of shareholders which is to be held within 90 days. See C.G.S.A. Section Section 33-697(a), 33-699(a). On March 24, 1998, in violation of Rule 14a-9, SPX falsely stated in a press release and in a subsequent SEC filing that it had obtained demands for a special meeting of Echlin shareholders from holders of more than 27 million, or over
43%, of Echlin shares.   In fact, contrary to SPX's false statements, only
1,142,878 valid and unrevoked demands -- representing only 1.81% of the outstanding Echlin shares -- were delivered. At the time that it made this statement, SPX knew that it was false because SPX had consciously and deliberately decided to submit demands from Echlin shareholders as of a date other than the undisputed record date. Moreover, Cede & Co., the record holder of nearly 95% of Echlin's shares on the record date, had not -- and to this date still has not -- submitted an omnibus proxy delegating the voting rights associated with its shares of record to the parties on whose behalf SPX has submitted purported demands. The submission of such a proxy is an indispensable and material prerequisite to the exercise of any voting rights by anyone who is not a record owner of Echlin shares.

       SPX compounded this flagrant violation of Rule 14a-9 by issuing and filing with the SEC a second false and misleading press release on April 6, 1998, the date that this lawsuit was filed. Before SPX or its counsel had even reviewed a copy of the complaint, SPX announced that this action was "frivolous," and falsely stated that it believed a special meeting of Echlin shareholders would be held no later than June 23, 1998. In fact, these statements were both false and violated Rule 14a-9 for the same reasons that SPX's March 24, 1998 press release was false -- under Connecticut law Echlin had not received sufficient valid and unrevoked demands to require the calling of a special meeting.

       SPX's false and misleading statements are material to Echlin shareholders considering the respective positions of the parties in the demand and revocation solicitation process. Like West Coast voters in a presidential election who stay home based on reports of results in Eastern states, Echlin shareholders have been misled by SPX's premature and false statement that the election results are in and they may wrongly believe that so many valid demands have been submitted that revocation of earlier demands will have no effect on the outcome of the contest. Indeed, in the notes to Rule 14a-9 the SEC expressly recognizes that claims regarding the results of a proxy solicitation contest are prime examples of statements that may be misleading to shareholders within the meaning of Rule 14a-9. See also Gould v. American Hawaiian S.S. Co., 331 F. Supp. 981, 992 (D. Del. 1971) ("Since Section 14(a) seeks to insure the informed exercise of the franchise, any misstatement which makes the exercise seem futile and which diverts shareholder attention from careful analysis of a proxy statement for purposes of exercising the right to vote would certainly be a material defect.").

       Further, unless a preliminary injunction is issued restraining SPX from taking further steps in its misleading solicitation process until it has disseminated corrective disclosure to Echlin shareholders, Echlin and its shareholders will face irreparable harm by virtue of the taint on the ongoing proxy contest that has resulted from SPX's false statements, and due to the real threat that, given its established pattern, SPX will violate Rule 14a-9 again. See, e.g., Capital Real Estate Investors Tax Exempt Fund Ltd. Partnership v. Schwartzberg, 917 F. Supp. 1050, 1064 (S.D.N.Y. 1996); Krauth v. Executive Telecard, Ltd., 890 F. Supp. 269, 287 (S.D.N.Y. 1995).

                               BACKGROUND(1)
                               -------------

A.   The Relevant Provisions of the
     Connecticut Business Corporation Act
     ------------------------------------

       Echlin is incorporated under the laws of Connecticut. As applied to Echlin, Section 33-696 of the Connecticut Business Corporation Act (the "C.B.C.A.") provides, in pertinent part, that:

               A corporation shall hold a special meeting of shareholders . . . upon demand of the holders of not less than thirty-five per cent of [all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting ].

------------
  (1) The discussion of the facts at issue on this motion for a preliminary injunction is based upon the allegations of the complaint in this action, including the exhibits thereto, the Declaration of Jon P. Leckerling dated April 13, 1998, with exhibits, and the Declaration of Joseph J. Morrow dated April 13, 1998, with exhibits. Echlin intends to supplement the facts described herein based upon facts developed through discovery and as may be provided in connection with a hearing on this motion.


C.G.S.A. Section 33-696(a). Except in certain circumstances not applicable here, the "record date" for determining the shareholders entitled to submit written demands to call such a special meeting is the date the first shareholder signs such a demand. C.G.S.A. Section 33-696(b). As discussed below, in this case that date was set as February 17, 1998 by SPX's own actions.

       Section 33-708(c) provides that:

                   (c) The corporation is entitled to reject a vote, consent, waiver or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

C.G.S.A. Section 33-708(c).  For purposes of this provision, the definition of "shareholder" is "the person in whose name shares are registered in the records of a corporation . . . ."  C.G.S.A. Section 33-602(25).(2)  Further,
as Connecticut case law makes clear, the validity of proxies, consents or revocations of consents must be determined from their face and from the regular books and records of the corporation, and the corporation "cannot seek extrinsic evidence to determine the intent of the beneficial owner or correct mistakes." Von Seldeneck v. Great Country Bank, No. CV89029886S, 1990 WL 283729 (Conn. Super. Oct. 5, 1990); see also Kresel v. Goldberg, 111 Conn. 475, 478, 150 A. 693, 695 (1930). "[I]n the context of a highly acrimonious and contentious contest for control, it is all the more important to ensure the game is played by the rules." Mainiero v. Microbyx Corp., 699 A.2d 320, 323 (Del. Ch. 1997).

------------
  (2) The C.B.C.A. permits a corporation to establish a procedure by which the beneficial owner of shares that are registered in the name of a nominee is recognized by the corporation as the shareholder to the extent provided in that procedure. See C.G.S.A. Section 33-707(a). In such instances, the definition of "shareholder" under the C.B.C.A. may also include, for certain purposes, a "beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation." C.G.S.A.
Section 602(25). Echlin has not adopted this optional procedure. See Leckerling Decl., Paragraph 12.


       If a Connecticut corporation receives valid and unrevoked demands to call a special meeting from shareholders of record who represent 35% or more of the voting stock as of the record date, the corporation has thirty days within which to issue a notice of a special meeting to its stockholders. C.G.S.A. Section 33-697(a)(2)(A). Among other things, the corporation's notice of such a special meeting must set forth the date of the meeting, which may be up to sixty days after the date the notice is issued. C.G.S.A. Section 33-699(a).

B.   The Depository Trust Company System and
     the Distinction Between Record Holders and
     Beneficial Owners of a Corporation's Stock
     ------------------------------------------

       Every shareholder of a corporation's stock has the right to acquire and hold that stock in his own name. In that event, a stock certificate is issued to the owner, the owner's name appears on the corporation's shareholder list, and he (or in the case of an institution, an authorized representative) is the only one entitled to vote his shares or to sign a proxy appointing another person to vote his shares. The shareholder with stock registered in his own name has full control over how the shares are voted (by himself or by proxy). See Morrow Decl. at Paragraph 3. Some Echlin shareholders hold their shares in this manner, and their names and addresses appear on the corporation's books and records.

       In many cases, however, owners of stock choose to acquire and hold their shares through a brokerage house or other financial institution where they have an account. In those cases, the customer of the brokerage house is referred to as the "beneficial owner" of the shares. As with most other publicly traded corporations, a large number of Echlin's shares are owned by beneficial owners through such brokerage accounts. Morrow Decl. Paragraph 4. Unlike the shares of record holders, whose names and addresses appear on the books and records of the corporation, the shares of such beneficial owners are held in "street name." "Street name" ownership creates layers of ownership relationships subsidiary to the record owner, and these relationships complicate the proxy and voting process.

       For shares held in "street name," the brokers and financial institutions that hold shares for their clients can themselves be the record owner of the shares, but frequently they choose not to be. Instead, many financial institutions choose to participate in a "book entry" securities ownership system administered and maintained by The Depository Trust Company ("DTC"). The DTC system is designed to reduce paperwork and facilitate the transfer of stock in the securities markets by minimizing the number of changes that would otherwise be required in the books and records of thousands of publicly traded corporations as a result of daily buying and selling of shares in the securities markets. See MBCA Official Comment, C.G.S.A. Section 33-707.

       Under the DTC system, the brokerage houses and financial institutions are called "participants," and shares in a given corporation that are beneficially owned by the customers of the participants are deposited by the participants with DTC. Those shares are then listed on the books and records of the issuing corporation (in this case, Echlin) under the name of a nominee of DTC -- "Cede & Co." DTC, in turn, assumes various duties to the brokerage firms and other institutions that are its participants. As the commentary to the C.B.C.A. makes clear, this relationship is governed by ordinary principles of agency between DTC and its participants and by contractual relationships between those participants and their customers. See C.G.S.A. Section 33-708, Official Comment No. 4; C.G.S.A. Section 33-707, Official Comment. Issuing corporations, i.e. the corporations whose shares are held by DTC, are not parties to these agency or contractual relationships.

       As a result of the widespread use of the DTC system, the shareholder lists of publicly held corporations typically show "Cede & Co." as record holder of a substantial number of shares. Morrow Decl. at Paragraph 6. In this case, as of the record date of February 17, 1998, Cede & Co. was the record holder of 59,975,337 shares of Echlin common stock, representing almost 95% of the total of 63,248,939 issued and outstanding Echlin common shares as of that date. See Leckerling Decl., Exh. F at 39.

       As a nominee, Cede & Co. does not itself have an interest in shareholder decisoions for the many corporations in which it is a record holder. Accordingly, Cede & Co. can from time to time delegate its voting rights to participants as of a stated record date by issuing a proxy (called an "omnibus proxy") by which Cede & Co. appoints each DTC participant as the party with the right to vote the number of shares in the issuing corporation that each participating broker or financial institution has on deposit with The Depository Trust Company as of the record date. Morrow Decl. Paragraph 7; see, e.g., Morrow Decl., Exh. A..

       In this case, however, no such proxy (from Cede & Co. to the participants) has ever been delivered to Echlin and Cede & Co. has not voted -- or given its proxy to anyone else to vote -- more than 59 million of the shares held of record in its name. Leckerling Decl. Paragraph 11. As discussed further below, the absence of the Cede & Co. omnibus proxy is one of two critical errors in SPX's flawed submission of demands for a special meeting of Echlin shareholders.

       While Cede & Co., as the record holder of more than 59 million shares, is the only entity in the chain of ownership that is entitled to vote or submit demands, the delivery of a valid Cede & Co. omnibus proxy would have the effect of delegating the right to vote shares (in varying amounts based on each participant's holdings) to the DTC participants listed on the Cede & Co. security position listing that would typically accompany the omnibus proxy. Responsibility for determining and implementing the voting desires of each participant or beneficial owner (e.g., the customer of the brokerage houses) rests with the participants -- the brokers or financial institutions identified in the security position listing. Where a beneficial owner has retained the right to instruct the broker or financial institution how his shares are to be voted, each broker or financial institution must then communicate with each beneficial owner (customer) for whom it acts, and customarily the broker will endeavor to execute a proxy to cast the appropriate number of votes in the manner the beneficial owners direct. A beneficial owner can also give his broker or financial institution the power to exercise its discretion to vote the shares on behalf of the beneficial owner. Morrow Decl. Paragraph 8.

       As the Delaware Supreme Court has recognized, "the beneficial stockholder who 'chooses to register his shares in the name of a nominee, . .
 . takes the risk attendant upon such an arrangement.'" Preston v. Allison, 650 A.2d 646, 649 (Del. 1994) (quoting American Hardware Corp. v. Savage Arms Corp., 136 A.2d 690, 692 (Del. 1957)). Courts place the burden of such risks upon beneficial owners, among other reasons, because "[b]eneficial owners could have avoided th[e] mistake by obtaining legal proxies to vote their own shares." Great Country, 1990 WL 283729 at *8.

       In summary, in a typical case, (1) a record date is established, (2) Cede & Co. issues an omnibus proxy and securities position listing to the issuer evidencing the fact that Cede & Co. is granting each participant the right to vote the number of shares held in its behalf on the record date; (3) participants notify any of their customers who have retained the right to vote their shares and determine how those customers want their votes to be cast on the question; and (4) participants (on behalf of the participants' shares and the participants' customers' shares) submit their proxies, consents or revocations to the issuing corporation. Because of the multi-layered ownership structure created by the DTC system, all of these steps must be followed before the issuing corporation can determine from its books and records, and from the face of the proxies, consents or revocations of consents that have been submitted, which "street name" submissions are valid. In this case, this essential chain was never established for the vast majority of Echlin shares held in "street name."

C.   SPX's Failure to Deliver Sufficient Valid Demands
     to Call a Special Meeting of Echlin Shareholders
     -------------------------------------------------

       As a step in its attempt to acquire control of Echlin, SPX determined to seek a special meeting of Echlin shareholders. SPX's stated purpose in seeking a special meeting is to oust Echlin's incumbent board of directors and replace those directors with five hand-picked SPX designees (including three officers of SPX), in order for those new directors to rubber-stamp the acquisition of Echlin by SPX. See Complaint, Exh. B at 10-11. SPX previously had acquired a block of Echlin common stock in anticipation of this strategy. Like most of the other beneficial owners of Echlin shares, SPX purchased and held its shares in "street name" through a DTC participant -- Merrill Lynch, Pierce Fenner & Smith, Inc. -- and SPX's shares were listed in Echlin's books and records under the name of DTC's nominee, Cede & Co. See Complaint, Exh.
A.

       On February 17, 1998, SPX publicly announced -- before the stock markets opened -- its future intention to make an unsolicited tender offer for shares of Echlin common stock. As a result of this announcement, Echlin shares were heavily traded on February 17, 1998. See Leckerling Decl. Paragraph 2.

       On the same date, at SPX's behest, Cede & Co. -- as an Echlin shareholder of record -- signed the first letter demand, on behalf of 714,100 of SPX's shares, calling for a special meeting of Echlin shareholders for the purpose of ousting all of the incumbent directors and replacing them with SPX's five designees. See Complaint, Exh. A. The Cede & Co. demand letter submitted on behalf of SPX is significant because it demonstrates SPX's understanding of the crucial distinction between record holders and beneficial owners of Echlin's stock. Under Connecticut law, only record holders can demand a special meeting of shareholders. See C.G.S.A. Section Section 33-602(25), 33-696. Accordingly, although SPX -- not Cede & Co. and not Merrill Lynch -- was the party that wanted to call such a special meeting, the demand letter was signed by Cede & Co. and recited that it was being submitted "At the request of Participant [Merrill Lynch], on behalf of SPX." SPX further demonstrated its understanding of this crucial distinction in its demand solicitation materials, which stated the following:

               IMPORTANT NOTE: If you hold your shares in the name of one or more brokerage firms, banks or nominees, only they can exercise the right with respect to your Shares to make a written demand that the Special Meeting be called and held, and only upon your specific instructions. . . .

Complaint, Exh. B at 3

       Under Connecticut law, the signing of the first demand letter on February 17, 1998 established that date as the "record date" for determining which Echlin shareholders were entitled to submit demands for a special meeting. C.G.S.A. Section 33-696(b). SPX does not dispute that February 17, 1998 is the proper record date. Indeed, it has stated in its definitive proxy statement that "SPX believes that the Demand Record Date is February 17, 1998." See Complaint, Exh. B at 12-13.

       Apparently, however, SPX fired its initial salvo without considering the consequences of that act. Soon after arranging for the delivery of the first written demand to Echlin on February 17, 1998, SPX approached an independent firm, ADP Proxy Services ("ADP"), for the purpose of sending SPX's demand solicitation materials to Echlin shareholders. ADP is a data processing agent under contract to a large number of brokerage houses and other financial institutions, and in that capacity ADP has access to day-to-day lists of the beneficial owners of stock in many corporations. Because such beneficial owners are constantly changing due to trading in the securities markets and other transactions, ADP needs some advance warning of a record date before it can lock in or "freeze" a list of beneficial owners of a given corporation as of the record date. If ADP is not given enough advance warning of the need for such a list "freeze," ADP will be required to reconstruct such a list as
of the desired record date.   See Morrow Decl. Paragraph  9.

       In this case, SPX failed to anticipate this problem and SPX did not give ADP the necessary advance warning that SPX wanted to obtain demands from Echlin shareholders as of the February 17, 1998 record date. Anxious to announce its intention to make its unsolicited offer and to be the first shareholder to demand that a special meeting be called, SPX itself set the record date when it caused a written demand to be signed and delivered on its behalf on the same day as its announcement -- February 17, 1998. But because it had not given ADP advance warning of its actions, by the time that SPX contacted ADP to implement the SPX demand solicitation, the records listing the beneficial owners of Echlin stock as of February 17, 1998 were no longer readily available. As a result of SPX's own decisions, SPX was told by ADP that it would be easier to compile a list of Echlin shareholders as of February 18, 1998 -- the day after the record date that SPX itself had established.

       Incredibly, even though SPX knew that February 18, 1998 was not the record date, SPX did not instruct ADP to reconstruct and use the correct Echlin shareholder list for February 17, 1998. To the contrary, SPX made a conscious decision to use a date other than the record date and instructed ADP to proceed with the demand solicitation process using the wrong list of beneficial owners. Significantly, SPX did not disclose -- and still has not disclosed -- that it conducted its demand solicitation process using the wrong set of Echlin shareholders. Indeed, some time after SPX made this series of ill-considered decisions, SPX stated in its definitive proxy materials that it recognized February 17, 1998 to be the record date.

       SPX's misleading communication strategy continued on March 24, 1998, when SPX publicly announced that it had received valid demands from holders of more than 35% of the outstanding Echlin shares. In the announcement, which it later filed with the SEC as part of its demand solicitation materials, SPX stated:

               SPX Corporation (NYSE: SPW) today announced that shareholders of Echlin Inc. (NYSE: ECH) have demanded that Echlin hold a special shareholder meeting to vote on replacing the Echlin Board of Directors with SPX's nominees. SPX has received demands from holders of more than 27 million Echlin shares, representing over 43% of Echlin's outstanding shares, and will deliver these demands tomorrow to Echlin.

See Complaint, Exh. C. This announcement was false. In fact, the demands referred to by SPX had not been solicited and received from Echlin shareholders as of the record date -- a highly significant fact that SPX knew and failed to disclose.

       The grievous shortcomings in SPX's submissions came to light after the purported demands were delivered to Jon P. Leckerling, Echlin's corporate
secretary.   The package included an ADP list of participants that showed on its face that the record date for the demands submitted by SPX was the wrong date -- February 18, 1998. See Leckerling Decl., Exh. B. Equally significant, however, Echlin has never received an omnibus proxy from Cede & Co. Leckerling Decl. Paragraph 11. As a result, it is apparent that Cede & Co., the shareholder of record entitled to vote nearly 95% of the Echlin shares as of the record date, has never delegated its voting rights to DTC participants. Thus, the demands submitted on behalf of many purported beneficial owners of Echlin stock were simply not valid -- even putting aside the fact that they were submitted on behalf of beneficial owners as of an incorrect date.

       As corporate secretary, Mr. Leckerling was charged with tabulating the purported demands to determine whether valid and unrevoked demands of at least 35% of Echlin's record holders had been submitted. Mr. Leckerling retained the independent accounting firm of Coopers & Lybrand, L.L.P. to review the purported demands and the revocations submitted and to tabulate the results of the solicitation process.

       The demands submitted by shareholders who held shares in their own name on the record date and the demands submitted by other persons authorized by proxy by a record owner to vote the shares held on the record date (including the demand submitted on SPX's behalf by record owner Cede & Co.) were all accepted as valid. See Leckerling Decl., Exh. C at 2-3. Some of the purported demands submitted by SPX met these basic qualifications and were likewise accepted as valid. Most of the demands submitted by SPX were rejected as invalid because they suffered from one or both of the infirmities described above, i.e. they were invalid either because (1) they were from a person who was shown as a beneficial owner as of "February 18, 1998" (the wrong date), or (2) they were from people who were not listed on the corporation's list of record holders and Echlin had received no proxy from a record holder delegating the right to those people to submit a demand. A vast majority of the purported demands delivered to Echlin suffered from both defects. See id. at 3.

       On Friday, April 3, 1998, Coopers & Lybrand reported that -- contrary to SPX's false and misleading announcement -- only 1,142,878 valid and unrevoked demands (or 1.81% of Echlin's issued and outstanding shares) had been delivered to Echlin as of March 25, 1998. See Leckerling Decl., Exh. C. On Monday, April 6, 1998, Echlin issued an announcement to that effect and Mr. Leckerling sent a letter to John Blystone, Chairman and Chief Executive
Officer of SPX, reporting the infirmities that had been identified for many of the purported demands. Leckerling Decl., Exh. D. On the same date, Echlin commenced this action.

D.   SPX's Unsuccessful Efforts to Cure Its Mistakes
     and its Additional Misleading Statements
     -----------------------------------------------

       SPX immediately lashed out at Echlin's announcement. Before SPX or its attorneys had even seen Echlin's complaint in this action or read the allegations herein, which explained in detail the crucial flaws in SPX's demand solicitation effort and submissions, SPX issued a press release calling
the action "frivolous."   Leckerling Decl., Exh. E (press release).

       SPX always knew that many of the purported demands it was gathering to deliver to Echlin were from shareholders as of the wrong date. Further, although SPX now knows from Echlin and Cede & Co. that no omnibus proxy was issued or delivered to Echlin with the ADP participants' list on March 25, 1998, SPX persists in its campaign of false and misleading statements and continues to insist that it submitted valid demands on March 25, 1998 from more than 35% of Echlin's shareholders. Indeed, its more recent public statement asserted that demands had been submitted by "over 50%" of Echlin shareholders. See Leckerling Decl., Exh. E.

       When SPX realized that the "demands" it purported to submit had been rejected because they were fatally flawed, SPX called Cede & Co. and belatedly demanded that an omnibus proxy be issued. On April 9, 1998, at a Rule 26(f) conference conducted by counsel in this action, SPX stated that at SPX's request, Cede & Co. would be sending Echlin an omnibus proxy.

       On April 9, 1998, Echlin received by Federal Express a package from Cede & Co. which contained a security position listing for Echlin shares as of February 17, 1998, the record date. See Leckerling Decl., Exh. F. Noticeably absent from this package, however, was any omnibus proxy from Cede & Co. authorizing anyone to vote the shares held of record by that entity. See Leckerling Decl., Paragraph 11 & Exh. F. Moreover, the materials delivered on April 9, 1998 do not contain a demand from any Echlin shareholder as of February 17, 1998. See Leckerling Decl., Exh. 11. Mr. Leckerling has arranged to make these additional materials available to Coopers & Lybrand for evaluation, see Lecklerling Decl., Paragraph 11, but it is clear that the additional submissions of April 9, 1998 do nothing to change the number of valid demands received to date by the corporation.

       Even now, after SPX has been informed by Echlin, ADP and Cede & Co. of the multiple infirmities in the purported demands that SPX submitted to Echlin, SPX continues to announce to the world -- and to advance before this Court -- that Echlin has received valid demands from more than 35% of its shareholders and that a special meeting of shareholders must be held by no later than June 23, 1998. See Leckerling Decl., Exh. E. In fact, less than 2% of Echlin's shareholders have submitted valid and unrevoked demands to call a special meeting, and the actions and false announcements of SPX have totally infected the integrity of the solicitation process.


                                 ARGUMENT

                     ECHLIN'S MOTION FOR A PRELIMINARY
                       INJUNCTION SHOULD BE GRANTED
                     ---------------------------------

       On this motion, Echlin seeks a preliminary injunction, pursuant to
Section 14(a) of the Exchange Act and Rule 14a-9 thereunder, restraining SPX and its agents from taking any further steps toward soliciting demands to call a special meeting of Echlin shareholders until SPX's false and misleading statements, which have been expressly incorporated into SPX's proxy solicitation materials, have been corrected.

       The standard for granting a preliminary injunction pursuant to Federal Rule of Civil Procedure 65(a) is well established in the Second Circuit. A party is entitled to a preliminary injunction if it establishes "(1) irreparable harm and (2) either (a) a likelihood of success on the merits, or
(b) sufficiently serious questions going to the merits of its claims to make them fair ground for litigation, plus a balance of the hardships tipping decidedly in favor of the moving party." ICN Pharmaceuticals, Inc. v. Khan, 2 F.3d 484, 490 (2d Cir. 1993); see, e.g., Krauth v. Executive Telecard, Ltd., 890 F. Supp. 269 (S.D.N.Y. 1995).

       Courts frequently use their equitable powers to require corrective disclosure, which serves to "effectuate the congressional policy of ensuring that the shareholders are able to make an informed choice when they are consulted on corporate transactions." Mills v. Electric Auto-Lite Co., 396 U.S. 375, 385 (1970). See, e.g., ICN Pharmaceuticals, 2 F.3d at 491; Studebaker Corp. v. Gittlin, 360 F.2d 692, 698 (2d Cir. 1966) (Friendly, J.); Krauth, 890 F. Supp. at 287-292; Camelot Indus. Corp. v. Vista Resources, Inc., 535 F. Supp. 1174, 1184 (S.D.N.Y. 1982); see also MAI Basic Four, Inc.
v. Prime Computer, Inc., 871 F.2d 212, 218 (1st Cir. 1989). Here, a preliminary injunction until such corrective disclosure has been issued by SPX is well justified.

A.   Likelihood of Success on the Merits
     -----------------------------------

       Echlin is likely to prevail on the merits of its claim that the statement by SPX on March 24, 1998 that it had obtained sufficient demands to call a special meeting of Echlin shareholders, and its follow-up statements to the same effect and asserting that SPX continues to expect a special meeting of Echlin shareholders to occur no later than June 23, 1998, are false and misleading within the meaning of Rule 14a-9. It is apparent that SPX's statements were false, and their deleterious effect on the demand solicitation process is material.

         Section 14(a) of the Exchange Act provides that it shall be unlawful for any person to solicit proxies in contravention of the rules and regulations of the SEC. See 15 U.S.C. Section 78n(a). Rule 14a-9, promulgated thereunder by the SEC, provides, in pertinent part:

               No solicitation . . . shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .

17 C.F.R. Section 240.14a-9. The test of materiality is whether "'there is a substantial likelihood that a reasonable shareholder would consider [the misstatement or omission] important in deciding how to vote.'" Virginia Bankshares, Inc. v. Sandberg, 501 U.S. 1083, 1090 (1991) (quoting TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976)).

      1. The SPX Statements are False and Misleading
         -------------------------------------------

       The inquiry into the falsity of SPX's statements begins and ends with Connecticut law governing voting by shareholders.

       Section 33-696(a) of the C.B.C.A. provides that a special meeting can only be called by delivery to the corporation of written demands "of the holders of not less than thirty-five per cent" of the shares entitled to vote.
C.G.S.A. Section 33-696(a).   In tabulating purported demands submitted for
that purpose, the Connecticut statute expressly provides that a corporation may reject a demand if a duly authorized officer or agent "has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder." C.G.S.A. Section 33-708(c).

       The lion's share of purported demands delivered to Echlin at SPX's behest -- those delivered on behalf of purported beneficial owners (other than
SPX) of shares held by Cede & Co. -- triggered the application of this provision. First, those demands were invalid on their face because they were submitted on behalf of beneficial holders as of February 18, 1998, a date other than the record date, a fact that SPX was well aware of when it made its false announcement on March 24, 1998. At SPX's express direction, demands had been wrongfully solicited from beneficial holders of Echlin stock as of that date instead of the record date of February 17, 1998. Although SPX knew this no later than February 18, 1998, when it instructed ADP to use a list as of the wrong date, this became patently apparent after the ADP list was delivered to Echlin together with the purported demands. Because the demands were submitted on behalf of beneficial owners as of the wrong record date, the demands were facially invalid, giving rise to far more than a "reasonable basis for doubt" concerning the authority of the beneficial holders to submit
them.   See C.G.S.A. Section 33-708(c).

       This facial invalidity would have existed even if Echlin had received the required omnibus proxy from Cede & Co., the record holder of those shares, delegating its voting rights. However, a second, independent ground for rejection of those demands existed because no Cede & Co. omnibus proxy was delivered to Echlin with respect to its shares of record. In the absence of an omnibus proxy, it was -- and it remains -- impossible for Echlin to determine, using the purported demands that were submitted and from its own shareholder records, whether any of the alleged beneficial owners submitting such demands were authorized to vote. Moreover, even if an omnibus proxy from Cede & Co. had been delivered for the record date of February 17, 1998, it would remain impossible for Echlin to connect the purported demands reflected in the ADP list -- which were submitted on behalf of beneficial owners based on a date other than that record date -- to the records of the corporation as of the record date.

       Connecticut case law makes clear that the validity of purported demands or proxies is to be determined from the face of the instrument itself and from the regularly maintained books and records of the corporation. See Von Seldeneck v. Great Country Bank, No. CV89029886S, 1990 WL 283729 (Conn. Super. Oct. 5, 1990). Connecticut, like Delaware, has adopted this bright-line rule in recognition of the "administrative need for expedition and certainty" and to avoid converting "every close proxy fight into protracted and costly litigation." Id., 1990 WL 283729 at *6. Faced with a similar dispute about whether Cede & Co. proxies properly reflected the intentions of certain beneficial owners of stock, the court in Great Country held that when confronted by a proxy that appears to be invalid on its face, "the inspectors cannot seek extrinsic evidence to determine the intent of the beneficial owners or correct mistakes." Id., 1990 WL 283729 at *5. To the contrary, the court concluded, "[t]he policy favoring correction of mistake must be limited to corrections that can be made from the face of the proxy itself or from the regular books and records of the corporation. The acceptance and consideration of extrinsic evidence for this purpose, especially when questioned and controverted . . . , improperly take the inspectors over the line from the realm of the ministerial to that of the quasi-judicial." Id., 1990 WL 283729 at *6 (quoting and adopting similar holding in Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988)). The rule applied by the Great Country court is supported by long-established Connecticut law. See Kresel v. Goldberg, 111 Conn. 475, 478, 150 A. 693, 695 (1930) (trustee in bankruptcy not entitled to notice of shareholder meeting where he had never notified corporation that he claimed any rights as stockholder).

       The courts of Delaware have long recognized the same rule. See, e.g., Preston v. Allison, 650 A.2d 646, 648-49 (Del. 1994); Williams v. Sterling Oil of Oklahoma, Inc., 273 A.2d 264, 265-66 (Del. 1971); Mainiero
v. Microbyx Corp., 699 A.2d 320, 323 (Del. Ch. 1997);  Concord Fin.
Group Inc. v.  Tri-State Motor Transit Co., 567 A.2d 1, 12-13 (Del.  Ch.
1989). Significantly, Delaware courts recognize that "in the context of a highly acrimonious and contentious contest for control, it is all the more important to ensure the game is played by the rules." Microbyx, 699 A.2d at 325.

       In Williams, the Delaware Supreme Court held that the inspectors of a corporate election had wrongly considered an affidavit of an officer of a brokerage house, submitted by the attorney for one of the contestants, in determining which of two conflicting proxies the brokerage firm had intended to be counted. The court concluded that the inspectors had exceeded their "ministerial functions and powers" by accepting evidence not apparent from "the face of the proxies themselves or from the regular books and records of the corporation." Williams, 273 A.2d at 265. "This rule," the court held, "was dictated by the necessity for practical and certain procedures in the fair handling of proxies and the expeditious conclusion of corporate
elections."  Id.   The Delaware Supreme Court has since held that the same
rule bars a reviewing court from looking beyond the face of a defective proxy. Preston v. Allison, 650 A.2d at 649 n.3.

       Similarly, in Concord Financial, the Delaware Chancery Court followed Williams in holding that an inspector of elections properly rejected proxies where only the front side of a proxy card had been telecopied. See 567 A.2d at 12-13. In reaching this conclusion, the court recognized that "[t]he side of the proxy card that had been telecopied contained all of the information essential to ascertaining the manner in which these shareholders had decided to vote their shares . . . .  However, the telecopied side of the proxy cards did not appoint anyone to vote the shares." Id. While this was, in the court's view, merely a "clerical error," it nevertheless held that the proxy was properly rejected because, in determining votes, the inspector had no authority to look beyond the face of the proxy and the regular books and records of the corporation. Id. at 13 (citing Williams, 273 A.2d at 265).

       In this case, the vast majority of the demands delivered to Echlin were facially invalid both because they were submitted on behalf of purported beneficial owners as of a date other than the established record date and because the inspector could not determine from the face of the demands submitted and the regular books and records of the corporation that the persons submitting demands were authorized to vote those shares. Accordingly, SPX's statements on March 24, 1998 that it had received demands "from holders of more than 27 million shares, representing over 43% of Echlin's outstanding shares" and that, as a result, "shareholders of Echlin Inc. (NYSE: ECH) have demanded that Echlin hold a special shareholder meeting" were false and misleading within the meaning of Rule 14a-9.

       SPX knew when it made these statements that most of those demands had been provided by purported beneficial owners as of a date other than the record date. SPX also knew, or should have known, that no omnibus proxy from Cede & Co. had been delivered. SPX has since compounded the false and misleading information it was propounding to Echlin shareholders by continuing to assert in press releases and other statements that it has submitted sufficient demands to cause a special meeting of Echlin shareholders to be held no later than June 23, 1998. See Leckerling Decl., Exh. E. Indeed, SPX has publicly asserted -- falsely -- that over 50% of Echlin shareholders have submitted demands for a special meeting. Id.

      2. The SPX Statements Are Material
         -------------------------------

       A statement is "material" under Rule 14a-9 if "'there is a substantial likelihood that a reasonable shareholder would consider [the misstatement or omission] important in deciding how to vote.'" Virginia Bankshares, Inc. v. Sandberg, 501 U.S. 1083, 1090 (1991) (quoting TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976)); see Gould v. American Hawaiian S.S. Co., 331
F. Supp. 981, 992 (D. Del. 1971) (assertion in proxy statement that 64% of shareholders were committed to voting for merger was materially misleading). The statements in this case are material within the Virginia Bankshares standard.

       "Since Section 14(a) seeks to insure the informed exercise of the franchise, any misstatement which makes the exercise seem futile and which diverts shareholder attention from careful analysis of a proxy statement for purposes of exercising the right to vote would certainly be a material defect." Gould, 331 F. Supp. at 992. For this reason, in the notes to Rule 14a-9 the SEC expressly recognizes that claims about the results of a solicitation effort are among the types of statements that may be misleading within the meaning of the rule. See Note (d) to Rule 14a-9, 17 C.F.R. Section 240.14a-9. In Gould, the district court determined that a proxy statement that asserted that 64% of a corporation's shareholders had agreed to vote for a merger was a material misstatement under Rule 14a-9. As the court observed, in response to such a statement, "the average shareholder would not give the proxy statement careful consideration because the merger would appear to be a foregone conclusion." Gould, 331 F. Supp. at 992; cf. Kennecott Copper Corp.
v. Curtiss-Wright Corp., 449 F. Supp. 951, 960 (S.D.N.Y.) (recognizing that Rule 14a-9 "might be violated by a claim of sure victory calculated to induce wavering shareholders to jump upon an apparently victory-bound bandwagon"), aff'd in part and rev'd in part on other grounds, 584 F.2d 1184 (2d Cir.
1978).

       The SPX statements in this case are similarly material. They arose within the context of a hotly challenged and dynamic solicitation contest. Under Connecticut law, a proxy or consent, once given, may be revoked, see C.G.S.A. Section 33-706(d), and Echlin has solicited revocations of any demands that might have been submitted in response to SPX's solicitation. By falsely announcing that it had obtained demands from 43% of Echlin shareholders -- significantly more than the 35% of Echlin shareholders required to call a special meeting -- SPX has unlawfully tainted the solicitation contest and chilled the solicitation of revocations. Like West Coast voters in a presidential election who decline to vote based upon results announced in Eastern states, Echlin shareholders have been wrongly misled to believe that the contest has already been decided. As a result, some wavering Echlin shareholders may have submitted demands to "jump upon an apparently victory-bound bandwagon," and other Echlin shareholders who had previously submitted a demand in response to SPX solicitation materials may have abandoned their plans to submit a revocation of their demand in response to Echlin's solicitation materials or may not have given Echlin's materials the same consideration. See Gould, 331 F. Supp. at 992.(3)

------------
  (3) That shareholders may have contemplated such reconsideration is demonstrated by a review of the demands that were determined to be valid. Of those demands, 148,883, or 11% of the total, were determined to have been validly revoked. After subtracting the 714,100 demands submitted by SPX from this group, the percentage of valid demands that were determined to have been revoked rises to almost 24%. See Leckerling Decl., Exh. C at 2-3.

B.   Echlin Will Suffer Irreparable Harm
     Absent a Preliminary Injunction
     -----------------------------------

       For similar reasons, Echlin will suffer irreparable harm if SPX is not enjoined from continuing its solicitation effort unless and until SPX issues and circulates to Echlin shareholders disclosures correcting its false and misleading statements.

       Writing for the Second Circuit, Judge Friendly ably encapsulated the standard for irreparable harm in an action for violations of the proxy rules. "A plaintiff asking an injunction because of the defendant's violation of a statute is not required to show that otherwise rigor mortis will set in forthwith; all that 'irreparable injury' means in this context is that unless an injunction is granted, the plaintiff will suffer harm which cannot be repaired. At least that is enough where, as here, the only consequence of an injunction is that the defendant must effect a compliance with the statute which he ought to have done before." Studebaker Corp. v. Gittlin, 360 F.2d 692, 698 (2d Cir. 1966).

       In this case, Echlin will suffer such irreparable harm in at least two respects in the absence of an injunction requiring corrective disclosure by SPX. First, because the SPX statements are materially misleading, the solicitation process will continue to be tainted by the effects of the statements -- and shareholders will continue in their mistaken belief that the contest has been decided -- until they are corrected, thwarting the fully informed exercise of the shareholder franchise. See Krauth v. Executive Telecard, Ltd., 890 F. Supp. 269, 287 (S.D.N.Y. 1995) (if deficiencies with the proxy statement meet the standard of materiality, the threat of irreparable harm follows). In Krauth, Judge Sweet recognized that "[i]rreparable injury results from the use of false and misleading proxies when the free exercise of shareholders' voting rights will be frustrated." Id. (citing J.I. Case Co. v. Borak, 377 U.S. 426, 431 (1980)). After evaluating the statements at issue there, the court concluded that they were materially misleading and enjoined a corporation's proxy solicitation until corrective disclosure had been disseminated. Id. at 287-92. The court reached a similar result in Camelot Indus. Corp. v. Vista Resources, Inc., 535 F. Supp. 1174 (S.D.N.Y. 1982). In that case, both parties in a proxy contest that was intertwined with an unsolicited tender offer were found to have made materially misleading statements to the target's shareholders. To prevent shareholder action based upon such misleading information, the court ordered a postponement of a shareholder meeting and the recirculation of proxy and tender offer materials. Id. at 1183. Here, the relief sought is confined to an injunction against further solicitations by SPX until the record has been set straight.

       Second, as demonstrated by SPX's recent false statements (for example, that "more than 50% [of Echlin shareholders] have exercised their right to demand a special meeting," see Leckerling Decl., Exh. E), there is a real threat of SPX's repeated violations of Rule 14a-9 unless SPX's continuing efforts are enjoined pending corrective disclosure. The reasonable likelihood of future violations of the proxy rules constitutes the type of irreparable injury justifying a preliminary injunction. See Capital Real Estate Investors Tax Exempt Fund Ltd. Partnership v. Schwartzberg, 917 F. Supp. 1050, 1064 (S.D.N.Y. 1996).

                                CONCLUSION
                                ----------

       For all of the foregoing reasons, plaintiff Echlin Inc. respectfully requests that this Court enter an order granting a preliminary injunction enjoining SPX and its officers, agents, servants, employees and attorneys from taking any further action regarding the SPX solicitation of demands from Echlin shareholders until SPX has issued and circulated to those shareholders statements correcting its false and misleading statements, and granting Echlin such other relief as the Court deems just and proper.

Dated:  New Haven, Connecticut
        April 14, 1998
                                        TYLER COOPER & ALCORN, LLP



                                        /s/ Ronald J. Cohen
                                        -----------------------------------
                                        Ronald J. Cohen
                                        Federal Bar No. CT 04158
                                        David W. Schneider
                                        Federal Bar No. CT 04159
                                        205 Church Street
                                        New Haven, Connecticut 06510
                                        (203) 784-8200

                                        DAVIS POLK & WARDWELL
                                        Dennis E. Glazer
                                        Federal Bar No. CT 02919
                                        Kenneth M. Bernstein
                                        John J. Clarke, Jr.
                                        450 Lexington Avenue
                                        New York, New York 10017
                                        (212) 450-4000

                                        Attorneys for Plaintiff Echlin Inc.